[redacted]

14041497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonnade Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 S. Wacker Dr, Suite 3020
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gillock (312) 870 6212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Ave. (Address) Milwaukee (City) Wisconsin (State) 53214 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 04 2014
REGISTRATIONS BRANCH
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Christopher Gillock**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Colonnade Securities LLC**, as of **June 30, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

[signature]

Signature

Chief Executive Officer

Title

Ellen Bierer

Notary Public

8/26/2014

OFFICIAL SEAL
ELLEN BIERER
Notary Public - State of Illinois
My Commission Expires Oct 22, 2016

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

COLONNADE SECURITIES LLC
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent
Registered Public Accounting Firm

As of June 30, 2014

BAKER TILLY

Candor. Insight. Results.

COLONNADE SECURITIES LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent
Registered Public Accounting Firm

As of June 30, 2014

COLONNADE SECURITIES LLC

Facing Page

Oath or Affirmation

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 5

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Colonnade Securities LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Colonnade Securities LLC as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Colonnade Securities LLC's management is responsible for the statement of financial condition. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Colonnade Securities LLC as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
August 26, 2014

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2014

ASSETS

ASSETS	
Cash and cash equivalents	$ 20,305
TOTAL ASSETS	$ 20,305

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 413
Total Liabilities	413
MEMBER'S EQUITY	19,892
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 20,305

See accompanying notes to statement of financial condition.

NOTE 1 - Nature of Operations

Colonnade Securities LLC (the Company) was formed in August 2002 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with Colonnade Advisors LLC (the Member) on August 30, 2007. Colonnade Advisors LLC is the sole member of the Company. The Company is an approved as a FINRA/SEC member firm. On April 2, 2014, J. Stuart Miller resigned as a member of Colonnade Advisors, LLC and Christopher L. Gillock became the Managing Member. On May 1, 2014, Gina Cocking became a member of Colonnade Advisors, LLC. As a registered securities broker-dealer, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment Banking Fees

Investment banking fees include fees earned from providing merger and acquisition and financial restructuring advisory services and private placement services. These fees are recognized as earned according to each contract with clients. A portion of this revenue relates to success based fees which are recognized only after they have been earned.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any. The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, know and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible. At June 30, 2014, there was no accounts receivable balance, and therefore no allowance for doubtful accounts was necessary.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended June 30, 2014. Income tax returns filed or to be filed by the Company's sole member for the years ended June 30, 2011 through 2014 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through August 26, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

Exemptive Provision

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 3 - Related Party Transactions

The Company has an expense sharing agreement with its member. During the year ended June 30, 2014, the member provided office space and various administrative and operating services to the Company for $40,308.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtness", whichever is greater, as these terms are defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2014, the Company had net capital of $19,892 which was $14,892 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness for the year ended June 30, 2014 was 0.0208 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2014 FOCUS filings.

COLONNADE SECURITIES LLC
125 South Wacker Drive, Suite 3020
Chicago, IL 60606

August 28, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Attached are the long form and short form copies of the Colonnade Securities LLC financial statements, the Exemption Report and the SIPC-7 AUP Report.

Kindest regards,

Gina M. Cocking
Managing Director
312-425-8145

an independent member of
BAKER TILLY
INTERNATIONAL